    As filed with the Securities and Exchange Commission on October 6, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(D)(4) of the
                        Securities Exchange Act of 1934

                               ----------------

                             BUSH BOAKE ALLEN INC.
                           (Name of Subject Company)

                             BUSH BOAKE ALLEN INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   123162109
                     (CUSIP Number of Class of Securities)

                               ----------------

                             Dennis M. Meany, Esq.
                 Vice President, General Counsel and Secretary
                             Bush Boake Allen Inc.
                                7 Mercedes Drive
                           Montvale, New Jersey 07645
                                 (201) 391-9870

                               ----------------

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                   on Behalf of the Person filing Statement)

                                With a copy to:

                            Robert B. Schumer, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                          1285 Avenue of the Americas
                         New York, New York 10019-6064
                                 (212) 373-3000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 1. Subject Company Information

  (a) Name and Address.

  The name of the subject company is Bush Boake Allen Inc., a Virginia corporation (the "Company"). The address and telephone number of the principal executive offices of the Company are 7 Mercedes Drive, Montvale, New Jersey 07645, (201) 391-9870.

  (b) Securities.

  The title of the class of equity securities to which this Statement (as defined below) relates is common stock, par value $1.00 per share, of the Company (the "Shares"). As of September 25, 2000, there were 19,351,063 Shares outstanding.

ITEM 2. Identity and Background of Filing Person

  (a) Name and Address.

  This Solicitation/Recommendation Statement (this "Statement") is being filed by the Company. The address and telephone number of the principal executive offices of the Company are set forth in Item 1, above.

  (b) Tender Offer.

  This Statement relates to the offer by B Acquisition Corp., a Virginia corporation ("Offeror") and a wholly-owned subsidiary of International Flavors & Fragrances Inc., a New York corporation ("Parent" or "IFF"), to purchase all of the outstanding Shares at a price of $48.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the offer to purchase, dated October 6, 2000 (the "Offer to Purchase"), and the related letter of transmittal and transmittal documents (which, together with the Offer to Purchase, and any amendments or supplements thereto constitute the "Offer"). The Offer is disclosed in a Schedule TO, dated October 6, 2000 (the "Schedule TO"), filed by Parent and Offeror. The address of the Parent and Offeror, as set forth in the Schedule TO, is 521 West 57th Street, New York, New York 10019.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 25, 2000 (the "Merger Agreement"), among the Company, Parent and Offeror. The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Offeror shall be merged with and into the Company (the "Merger"), and the Company shall continue as the surviving corporation (the "Surviving Corporation"). The Merger Agreement further provides that those Shares that are not acquired in the Offer shall be converted in the Merger into the right to receive $48.50 per Share in cash (the "Merger Consideration").

ITEM 3. Past Contacts, Transactions, Negotiations and Agreements

  (a) Conflicts of Interests.

  Certain contracts, agreements, arrangements or understandings between the Company and its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Schedule 14f-1 which is attached as Annex B hereto and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits and in Annex B hereto) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent, Offeror or their respective executive officers, directors or affiliates.

  The Merger Agreement. The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule

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TO and a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 3 hereto and is incorporated herein by reference.

  Interests of Certain Persons in the Transaction. Certain members of the Company's Board of Directors (the "Board") and management may be deemed to have certain interests in the Offer and the Merger that are in addition to their interest as shareholders of the Company generally. The Board was aware of and discussed these interests in connection with its consideration and approval of the Merger Agreement. In considering the recommendation of the Board with respect to the Offer and the Merger, the shareholders should be aware of these interests which may present actual or potential conflicts of interest.

  Employment Arrangements. During the negotiations with Parent which resulted in the execution of the Merger Agreement, Parent discussed with Mr. Julian W. Boyden, Chairman, President and Chief Executive Officer of the Company, the possibility of Mr. Boyden being employed by Parent following the consummation of the Merger. No employment agreement has been entered into and no specific terms of employment have otherwise been offered or finalized.

  Options. Pursuant to the Merger Agreement, immediately following the acceptance for payment and purchase of Shares by Offeror pursuant to the Offer, each outstanding option to purchase Shares granted under the Company's 1994 Stock Option and Stock Award Plan and the Company's 1998 Directors' Stock Option Plan (together, the "Company Option Plans") shall become fully exercisable and vested. Thereafter, until the date on which the Merger is consummated (the "Effective Time"), each holder of an outstanding option may surrender the option to the Company in exchange for payment by Parent or Offeror of an amount equal to the excess of the Offer Price over the per Share exercise price of such option (the "Option Consideration"). All options surrendered to the Company will be cancelled. Immediately prior to the Effective Time, the Company will terminate the Company Option Plans and each option which remains outstanding will be cancelled in exchange for the payment of the Option Consideration. Holders of options include executive officers and directors of the Company.

  Agreement to Maintain Benefits. For a period of one year after the Effective Time, Parent will cause to remain in effect for the benefit of the employees of the Company and its subsidiaries (and, to the extent applicable, former employees) all Employee Plans in effect on September 25, 2000 or provide each employee (and, to the extent applicable, former employees) of the Surviving Corporation and its subsidiaries who was an employee prior to the Effective Time with benefits that are at least substantially equivalent to the benefits to which they were entitled under the Employee Plans. Please see the discussion under the heading "Employee Benefits Matters" in Item 10 of the Schedule TO for a more complete description of the terms and provisions of Parent's agreement with respect to the Employee Plans.

  Indemnification and Insurance. Pursuant to the Merger Agreement, the articles of incorporation and bylaws of the Surviving Corporation will contain indemnification provisions substantially the same as those set forth in the articles of incorporation and the bylaws of the Company at the date of the Merger Agreement. The indemnification provisions are not to be amended, modified or otherwise repealed for a period of six years after the Effective Time in any manner that would adversely affect the rights of individuals who at the time of the Merger were directors, officers, employees or agents of the Company. The Merger Agreement also provides that the Surviving Corporation will, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer or employee of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including reasonable attorney's fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by the Merger Agreement or otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the Company's articles of incorporation or bylaws or any applicable contract or agreement as in effect on the date of the Merger

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Agreement, in each case for a period of six years after the date of the Merger
Agreement. Parent has also agreed to provide, or cause the Surviving Corporation to provide, for a period of at least six years after the Effective Time, the Company's current directors and officers with an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the existing policy under which such directors and officers are covered or, if substantially equivalent insurance coverage is unavailable, the best available coverage. However, Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium currently paid by the Company for such insurance.

  Voting and Tender Agreement. The summary of the voting and tender agreement, dated as of September 25, 2000 (the "Voting and Tender Agreement"), among Parent, the Company, Offeror and International Paper Company, a New York corporation ("IP"), contained in the Offer to Purchase, which has been filed with the Commission as an exhibit to the Schedule TO and a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Voting and Tender Agreement. A copy of the Voting and Tender Agreement has been filed as Exhibit 4 hereto and is incorporated herein by reference.

  Success Bonuses. In June 2000, as the Company began to explore the possibility of a sale, the Company adopted a Success Bonus Incentive Arrangement, effective August 2, 2000, which was designed to provide further incentives to management to secure the highest price available for shareholders in a sale of the Company. Once the Offer is completed, four senior executives of the Company, including Julian W. Boyden who serves on the Company's Board, will be entitled to success bonus payments equal to approximately 202% of their current annual salaries. In addition, five other executives will be entitled to success bonus payments equal to approximately 101% of their current annual salaries upon completion of the Offer. These payments will be made in two equal installments to be paid on the first and second anniversaries of the closing of the Offer. A copy of the Success Bonus Incentive Arrangement has been filed as Exhibit 5 hereto and is incorporated herein by reference.

ITEM 4. The Solicitation or Recommendation

  (a) Recommendation of the Board of Directors.

  THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY (1) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, (2) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (3) RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  A letter to the Company's shareholders communicating the Board's recommendations and the press release announcing the Merger Agreement and related transactions are filed as Exhibits 6 and 7 hereto, respectively, and are incorporated herein by reference.

  (b)(i) Background of the Offer; Contacts with Parent.

  As part of their ongoing efforts to develop the business of the Company, the Company's senior management and the Board have from time to time considered various strategic transactions, including a possible sale or merger of the Company. In connection with these efforts, the Company consulted with Credit Suisse First Boston Corporation ("CSFB"), in late May and early June 2000. Throughout this period, various press reports indicated that IP, which owns approximately 68% of the Company's Shares, was considering selling certain of its non-core assets.

  On June 16, 2000, Parent contacted Mr. Julian W. Boyden, Chairman, President, and Chief Executive Officer of the Company, and expressed interest in acquiring all of the Shares of the Company for up to

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approximately $40 per Share. As the Company was still in the process of considering its options, extensive discussions were not pursued with Parent at that time.

  On June 20, 2000, the Company publicly announced that it had retained CSFB to explore strategic alternatives, including a possible merger or sale of the Company. After evaluating with senior management of the Company the likely interest of various strategic buyers in such a transaction, CSFB contacted, on behalf of the Company, approximately 27 parties. Those parties who indicated a general interest in pursuing a transaction were asked to enter into a confidentiality agreement with the Company and 19 of these potential buyers, including Parent, executed confidentiality agreements.

  Between June 2000 and July 2000, the parties, including Parent, that executed confidentiality agreements were sent information concerning the Company and were asked to submit non-binding and preliminary indications of the level of their interest by July 28, 2000. On July 28, 2000, five parties, including Parent, submitted indications of interest. The values indicated in the preliminary bids ranged from $30.53 per Share to approximately $47.55 per Share.

  Following the receipt of the indications of interest, a meeting of the Company's Board was convened to review the sale process and the indications of interest with CSFB. After the meeting, four of the five potential bidders, including Parent, were provided with access to additional information regarding the Company, including presentations by the management of the Company, access to financial and other information of the Company, tours of certain of the Company's operating facilities and plants and interviews with certain of the Company's management. One bidder was eliminated from the process prior to this stage because the price it had preliminarily indicated it was prepared to pay was significantly lower than that of the other bidders.

  The due diligence process described above was conducted by Parent and the three other potential bidders throughout August and early September 2000. The Company's legal and financial advisors also had discussions with these bidders about issues that had arisen in due diligence and possible transaction structures. The bidders were invited to submit, by not later than September 15, 2000, definitive offers to acquire the Company (together with comments on proposed acquisition agreements).

  On September 15, 2000, two final bids were received. Parent submitted a cash offer of $46.15 per Share and a second bidder ("Second Bidder") submitted a cash offer of approximately $43.70 per Share. The offers received from Parent and Second Bidder were both fully-financed and subject to customary conditions. Second Bidder's offer was, however, subject to approval by its board of directors (which was not expected to meet until September 22, 2000). Parent and Second Bidder each requested an option to purchase IP's Shares (the "Option") as a condition to entering into a transaction with the Company.

  On September 18, 2000, senior executives of the Company met with their legal and financial advisors to discuss the final bids. After the meeting, CSFB contacted, on behalf of the Company, Second Bidder and Parent to invite each party to raise the price of its offer and submit its best price.

  Second Bidder responded on September 19, 2000 by orally raising its offer from $43.70 to approximately $45.50 per Share, subject to approval by its board of directors. The Company responded that a higher price would be required to win the auction. On September 20, 2000, Second Bidder conveyed its interest in acquiring the Company at a price per Share of somewhere in the range between $46 and $47 and expressed strong doubts about any interest beyond that range.

  On September 20, 2000, Parent increased its offer to $47.15 per Share, subject to obtaining the Option. The Company consulted with IP, and responded that at a price of $47.50, the Company would consent to, and IP would be prepared to grant, the Option, subject to agreement on transaction terms that were acceptable to the Company's Board. Parent agreed orally to raise its bid to $47.50 per Share, subject to reaching an agreement with Company to negotiate exclusively for a period of time sufficient to allow the Company's Board to consider the transaction and IP's board of directors to consider the Option and the Voting and Tender Agreement and, if satisfied, give the necessary approval.

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  On September 21, 2000, the legal advisors of Parent and Company met to negotiate the terms of the Merger Agreement, the Voting and Tender Agreement and an exclusivity agreement (the "Exclusivity Agreement"). After extensive negotiations and significant progress with respect to the resolution of the outstanding issues (other than the offer price), the Exclusivity Agreement was executed. IP executed a similar exclusivity agreement with Parent at that time. Also on September 21, the Second Bidder orally notified the Company that it was prepared to recommend to its own board of directors that it make an offer to the Company of up to $48.50 per Share.

  On the morning of September 22, 2000, the Company received an unsolicited bid of $48.50 per Share from Second Bidder which indicated that its board of directors had approved the bid. The Company did not respond to the bid in accordance with the Exclusivity Agreement entered into with Parent.

  On the afternoon of September 22, 2000, the board of directors of the Company had a meeting by telephone at which they were informed of the progress that had been made in negotiations with Parent and that Second Bidder had subsequently submitted a bid of $48.50 per Share.

  The Company and its legal advisors had various discussions with Parent and its legal advisors on September 23 and 24, 2000.

  On September 24, 2000, a meeting of the Board was held at the Company's offices. The Board discussed the specifics of the proposed transaction with Parent, and agreed to reconvene the following day.

  On the morning of September 25, Parent advised the Company that it would raise its offer price to $48.50 per Share if the Company and IP were prepared to approve and enter into the transaction promptly that day.

  At the Company's Board meeting later that morning, CSFB reviewed with the Board and delivered its oral opinion, which opinion was confirmed by delivery of a written opinion dated September 25, 2000, to the effect that, as of the date of the opinion and based upon and subject to the matters stated in such opinion, the $48.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares was fair, from a financial point of view, to such holders (other than Parent and its affiliates). After deliberation, the Board approved the Voting and Tender Agreement. Members of the Board affiliated with IP abstained from voting with respect to the approval of the Voting and Tender Agreement because IP was a party to that agreement. The Board then unanimously approved the Merger Agreement and related agreements, the Offer and the Merger and authorized the execution of the Merger Agreement and related agreements. IP, the Company, Parent and Offeror executed the Voting and Tender Agreement and the Company, Parent and Offeror executed the Merger Agreement on September 25, 2000. Immediately thereafter the Company and Parent issued press releases announcing the execution of the Merger Agreement.

  On October 6, 2000, Parent and Offeror commenced the Offer.

  (b)(ii) Reasons for the Recommendation by the Board of Directors.

  In reaching its conclusions and recommendations described above, the Board considered a number of factors, including, without limitation, the following material factors:

    1. The Board considered the financial and other terms and conditions of the Merger Agreement and related agreements and transactions.

    2. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, current economic and market conditions (including current conditions in the industry in which the Company operates) and the familiarity of the Board with the business and prospects of the Company and the industry in which it operates.

    3. The Board considered the fact that IP, which holds approximately 68% of the outstanding Shares, had informed the Company of its desire to sell its Shares.

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    4. The Board considered possible alternatives to the Offer and the
  Merger, including possible acquisitions and continuing to operate the Company as an independent entity. The Board also considered the risks associated with these alternatives, particularly in light of the size of the Company in the flavors, fragrances and aroma chemicals industries.

    5. The Board considered the historical and recent market prices of, and trading activity in, the Shares, including the limited liquidity and low trading volume in the Shares. The Board considered the fact that the Offer Price was both above market prices for the Shares during the preceding weeks and represented a significant premium over the historical market prices of the Shares and a premium of approximately 42% over the market price prevailing on June 20, 2000, the date on which the Company announced its exploration of a possible sale transaction.

    6. The Board considered the process conducted to solicit acquisition proposals and the number, nature and terms of the indications and proposals received by the Company during the process from persons other than Parent.

    7. The Board considered the opinion of CSFB dated September 25, 2000 to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $48.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares was fair, from a financial point of view, to such holders (other than Parent and its affiliates). The full text of CSFB's written opinion dated September 25, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken by CSFB, is attached hereto as Annex A and is incorporated herein by reference. CSFB's opinion is directed only to the fairness, from a financial point of view, of the $48.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation to any shareholder as to whether such shareholder should tender Shares pursuant to the Offer or as to any other matters relating to the Offer or the Merger. HOLDERS OF SHARES ARE URGED TO READ CSFB'S OPINION CAREFULLY IN ITS ENTIRETY.

    8. The Board considered the fact that the Merger Agreement provides for a first-step cash tender offer for all outstanding Shares, thereby enabling shareholders who tender their Shares to receive promptly the Offer Price in cash, and that shareholders who do not tender their Shares will receive the same cash price in the subsequent Merger.

    9. The Board considered the fact that Parent had requested the Option and had agreed to raise the per Share consideration payable to the public in exchange for the Board's approval of the Option. In addition, the Board considered that IP was prepared to grant the Option to Parent and enter into the Voting and Tender Agreement with Parent, thereby agreeing to tender all of its Shares in the Offer.

    10. The Board considered the limited conditions to Offeror's obligations to consummate the Offer and the Merger and the likelihood that the Offer and the Merger will be consummated promptly. In particular, the Board considered that the Offer is not conditioned upon the receipt of financing. The Board also considered the financial condition and business reputation of Parent and Parent's ability to complete the Offer and the Merger in a timely manner.

    11. The Board considered the fact that Parent had raised its offer price to match the offer price of Second Bidder, and the fact that a merger agreement had been substantially negotiated with Parent but not with the Second Bidder.

    12. The Board considered the fact that, based on the thorough nature of the auction process, $48.50 represented the highest price reasonably available to the Company at the time.

    13. The Board considered the potential adverse effects to the Company's business and stock price of not consummating a transaction.

    The foregoing discussion of the information and factors considered and given weight to by the Board is not intended to be exhaustive. The Board did not find it practicable and did not quantify or otherwise

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  assign relative weights to the specific factors considered in reaching its determination. Rather, the Board viewed its determinations and recommendations as being based on the totality of the information presented to, and considered by, the Board. In addition, individual members of the Board may have given different weights to different factors. For a discussion of the interests of certain persons (including members of the Board) in this transaction please see Item 3 (including all Exhibits and Annexes incorporated by reference in Item 3). The Board recognized these interests and determined that they neither supported nor detracted from the advisability of the Offer and the Merger to the Company's shareholders.

  (c) Intent to Tender.

  After reasonable inquiry and to the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender all Shares, held of record or beneficially owned by such person, to Offeror as of the expiration date of the Offer.

ITEM 5. Persons/Assets, Retained, Employed Compensated or Used

  The Company has retained CSFB as its exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of CSFB's engagement, the Company has agreed to pay CSFB for its services an aggregate financial advisory fee of approximately $6 million. The Company also has agreed to reimburse CSFB for reasonable out-of-pocket expenses, including the fees and expenses of legal counsel and any other advisor retained by CSFB, and to indemnify CSFB and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of CSFB's engagement. CSFB and its affiliates have in the past provided, and currently are providing, financial services to certain affiliates of the Company unrelated to the Offer and the Merger, for which services CSFB has received and will receive compensation. In the ordinary course of business, CSFB and its affiliates may actively trade or hold the securities of the Company, Parent and their affiliates for CSFB's and its affiliates' account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

  Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. Interest in Securities of the Subject Company

  During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7. Purposes of the Transaction and Plans or Proposals

  (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present dividend policy or indebtedness or capitalization of the Company.

  (b) Except as described in Items 3 or 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. Additional Information

  (a) Antitrust.

  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition

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transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements.

  Parent filed on October 6, 2000 and IP filed, on behalf of the Company, on October 6, 2000 with the FTC and the Antitrust Division a Notification and Report Form with respect to the Offer and the Merger. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent. Accordingly, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on October 21, 2000, unless either the Antitrust Division or the FTC request additional information or documentary material or terminate the waiting period before such time. If, within such 15-calendar day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Parent, the waiting period would be extended for an additional 10 calendar days following substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with Parent's consent. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law.

  The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Offeror pursuant to the Offer. At any time before or after the purchase by Offeror of Shares pursuant to the Offer, either of the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Offeror or the divestiture of substantial assets of Parent, its subsidiaries or the Company. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances.

  In addition, Parent, IP and the Company will be required to make antitrust and similar filings in various jurisdictions outside of the United States in which the Company and Parent operate. These filings are currently in process.

  Although the Company believes that Offeror's acquisition of Shares pursuant to the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the outcome will be.

  (b) The Virginia Affiliated Transactions Statute.

  The Company is also subject to Article 14 (the "Affiliated Transactions Statute") of the Virginia Stock Corporation Act (the "VSCA"). The Affiliated Transactions Statute generally prohibits a publicly-held Virginia corporation from engaging in an "affiliated transaction" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless (i) a majority of disinterested directors approved in advance the transaction in which the interested shareholder became an interested shareholder, or (ii) before consummation of the affiliated transaction, it is approved by the affirmative vote of a majority of the disinterested directors and by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested shareholder. A Virginia corporation may engage in an affiliated transaction with an interested shareholder beginning three years after the date of the transaction in which the person became an interested shareholder if (A) the transaction is approved by a majority of the disinterested directors or by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested shareholder, or (B) the transaction complies with certain statutory fair price provisions.

  Subject to certain exceptions, under the VSCA an "interested shareholder" is a person who beneficially owns more than 10% of any class of a Virginia corporation's outstanding voting securities or an affiliate or associate of a Virginia corporation that was an interested shareholder at any time within the preceding three years.

In general terms, an "affiliated transaction" includes: (i) any merger or share exchange with an interested shareholder; (ii) the transfer to any interested shareholder of corporate assets with a fair market value greater than 5% of a Virginia corporation's consolidated net worth; (iii) the issuance to any interested shareholder of voting shares with a fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares of a Virginia corporation; (iv) any reclassification of securities or corporate reorganization that will have the effect of increasing the outstanding voting shares of a Virginia corporation beneficially owned by any interested shareholder by more than 5%; and (v) the dissolution of a Virginia corporation if proposed by or on behalf of any interested shareholder.

  The Board has approved the Voting and Tender Agreement, the Merger Agreement and the transactions contemplated thereby for the purposes of the Affiliated Transactions Statute. Accordingly, the Company believes that the Affiliated Transactions Statute is inapplicable to the acquisition of Shares pursuant to any of the transactions contemplated by the Merger Agreement or the Voting and Tender Agreement.

  (c) The Virginia Control Share Acquisition Statute.

  The Company is also subject to Article 14.1 (the "Control Share Acquisition Statute") of the VSCA. The Control Share Acquisition Statute provides that shares of a publicly-held Virginia corporation that are acquired in a "control share acquisition" generally thereafter will have no voting rights unless the holders of a majority of all the outstanding shares, excluding interested shares, vote to confer voting rights on such shares. A control share acquisition is defined, with certain exceptions, as the acquisition of the beneficial ownership of voting shares which would cause the acquirer to have voting power within the following ranges or to move upward from one range into another (i) 20% to 33 1/3%; (ii) 33 1/3% to 50%; or (iii) more than 50%, of such votes.

  The Control Share Acquisition Statute does not apply to certain "excepted acquisitions" of shares of a publicly-held Virginia corporation. The Control Share Acquisition Statute defines "excepted acquisitions" as share acquisitions that are accomplished (i) pursuant to a merger or share exchange effected in compliance with the VSCA if the issuing public corporation is a party to the merger or share exchange agreement, (ii) pursuant to a tender or exchange offer that is made pursuant to an agreement to which the issuing public corporation is a party, or (iii) directly from the issuing public corporation, or from any other corporation that, before such share acquisition, beneficially owns shares having at least a majority of the votes entitled to be cast in the election of directors of the issuing corporation.

  The Company believes that the acquisition of beneficial ownership of the Shares pursuant to the Offer, the Merger and the Voting and Tender Agreement will be excepted acquisitions for purposes of the Control Share Acquisition Statute.

ITEM 9. Exhibits (*)

 Exhibit 1 Offer to Purchase, dated as of October 6, 2000.(1)(2)

 Exhibit 2 Form of Letter of Transmittal.(1)(2)

 Exhibit 3 Agreement and Plan of Merger, dated as of September 25, 2000, among
           Bush Boake Allen Inc., International Flavors & Fragrances Inc. and B
           Acquisition Corp.(1)

 Exhibit 4 Voting and Tender Agreement, dated as of September 25, 2000, among
           International Paper Company, Bush Boake Allen Inc., International
           Flavors & Fragrances Inc., and B Acquisition Corp.(1)

 Exhibit 5 Success Bonus Incentive Arrangement.

 Exhibit 6 Letter to Shareholders of Bush Boake Allen Inc., dated October 6,
           2000.(2)

 Exhibit 7 Press Release of Bush Boake Allen Inc., issued on September 25,
           2000.(3)

 Exhibit 8 Press Release of Bush Boake Allen Inc. and International Flavors &
           Fragrances Inc., issued on October 6, 2000.(1)

--------
*(1) Filed as an exhibit to the Tender Offer Statement on Schedule TO, dated October 6, 2000, filed by International Flavors & Fragrances Inc. and B Acquisition Corp. and is incorporated herein by reference.
 (2)  Included in copies mailed to shareholders.
 (3) Previously filed on September 25, 2000, as an exhibit to Bush Boake Allen Inc.'s Schedule 14D-9-C.

                                   Signature

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          Bush Boake Allen Inc.

                                                    /s/ Dennis M. Meany
                                          By: _________________________________
                                          Name: Dennis M. Meany
                                          Title: Vice President, General
                                           Counsel and Secretary

Dated: October 6, 2000

                                                                        ANNEX A


            [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]


September 25, 2000

The Board of Directors
Bush Boake Allen Inc.
7 Mercedes Drive
Montvale, New Jersey 07645

  Members of the Board:

  You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock of Bush Boake Allen Inc. ("BBA"), other than International Flavors & Fragrance Inc. ("IFF") and its affiliates, of the Cash Consideration (as defined below) set forth in the Agreement and Plan of Merger, dated as of September 25, 2000 (the "Merger Agreement"), among IFF, B Acquisition Corp., a wholly owned subsidiary of IFF ("Sub"), and BBA. The Merger Agreement provides for, among other things, (i) a tender offer by Sub to purchase all outstanding shares of the common stock, par value $1.00 per share, of BBA ("BBA Common Stock") at a purchase price of $48.50 per share, net to the seller in cash without interest (the "Cash Consideration" and, such tender offer, the "Tender Offer") and (ii) subsequent to the Tender Offer, the merger of Sub with and into BBA (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of BBA Common Stock not acquired in the Tender Offer will be converted into the right to receive the Cash Consideration.

  In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to BBA. We have also reviewed certain other information relating to BBA, including financial forecasts, provided to or discussed with us by BBA, and have met with the management of BBA to discuss the business and prospects of BBA. We have also considered certain financial and stock market data of BBA, and we have compared those data with similar data for other publicly held companies in businesses similar to BBA, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

  In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts, we have been advised, and have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of BBA as to the future financial performance of BBA. In addition, we have not been requested to make, and we have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of BBA, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. In connection with our engagement, we were requested to solicit indications of interest from, and held discussions with, third parties regarding the possible acquisition of all or a part of BBA.

  We have acted as financial advisor to BBA in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We and our

The Board of Directors
Bush Boake Allen Inc.
September 25, 2000
Page 2

affiliates in the past have provided, and currently are providing, financial services to certain affiliates of BBA unrelated to the proposed Transaction, for which services we have received and will receive compensation. In the ordinary course of business, we and our affiliates may actively trade the debt and equity securities of BBA, IFF and their affiliates for our and our affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

  It is understood that this letter is for the information of the Board of Directors of BBA in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of BBA Common Stock pursuant to the Tender Offer or how such stockholder should vote with respect to any matter relating to the Merger.

  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration is fair, from a financial point of view, to the holders of BBA Common Stock, other than IFF and its affiliates.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                                                        ANNEX B
                             INFORMATION STATEMENT
                             BUSH BOAKE ALLEN INC.
                               7 MERCEDES DRIVE
                          MONTVALE, NEW JERSEY 07645

-------------------------------------------------------------------------------

                 INFORMATION STATEMENT PURSUANT TO SECTION 14F
                    OF THE SECURITIES EXCHANGE ACT OF 1934,
                     AS AMENDED, AND RULE 14F-1 THEREUNDER

-------------------------------------------------------------------------------

  This Information Statement is being furnished to the holders of the common stock, par value $1.00 per share ("Common Stock" or the "Shares"), of Bush Boake Allen Inc., a Virginia corporation (the "Company"), in connection with the possible designation by B Acquisition Corp., a Virginia corporation ("Offeror") and wholly-owned subsidiary of International Flavors & Fragrances Inc., a New York corporation ("Parent"), of certain persons as directors of the Company pursuant to the terms of an Agreement and Plan of Merger, dated as of September 25, 2000 (the "Merger Agreement"), among the Company, Offeror and Parent. This Information Statement is part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the "Schedule 14D-9") of the Company. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Schedule 14D-9. THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S SHAREHOLDERS.

  Pursuant to the Merger Agreement, after Offeror has accepted for payment, and paid for, Shares pursuant to the Offer, Parent has the right to designate such number of directors, rounded up to the next whole number, to serve on the Board as will give Offeror representation on the Board equal to at least that number of directors which equals the product of (i) the total number of directors on the Board and (ii) a fraction, the numerator of which shall be the number of Shares beneficially owned by Parent and/or Offeror (including Shares accepted for payment and paid for pursuant to the Offer) and the denominator of which shall be the number of Shares then outstanding. The Merger Agreement provides that the Company, upon request of Parent, will take all reasonable actions to cause Parent's designees to be elected or appointed to the Board, including, without limitation, increasing the size of the Board and/or securing the resignations of incumbent directors. The Company will also take all actions reasonably necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board and (ii) each board of directors and committee of each subsidiary of the Company. After the election or appointment of Parent's designees and until the consummation of the Merger, the Company, Parent and Offeror will use their respective reasonable best efforts to ensure that the Board will have at least two directors who were directors on the date of the Merger Agreement and who are not officers of the Company (the "Continuing Directors"). The approval of a majority of the directors who are not designated by Parent is required to authorize (i) any termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement or the Voting and Tender Agreement, (iii) any extension of time for performance of any obligation of or action by Parent or Offeror under the Merger Agreement, (iv) any enforcement of or any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company and (v) any amendment to the Company's articles of incorporation or bylaws that adversely affects the Company's shareholders.

  The information contained in this Annex B concerning Offeror and Parent has been furnished to the Company by Offeror and Parent, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                       VOTING SECURITIES OF THE COMPANY

  As of September 25, 2000, 19,351,063 shares of Common Stock were issued and outstanding, each of which entitles the holder thereof to one vote, and no shares of Preferred Stock were issued and outstanding.

                     BOARD OF DIRECTORS, OFFEROR DESIGNEES
                            AND EXECUTIVE OFFICERS

Board Biographical Information

  The persons named below are the current members of the Board. The following sets forth as to each director, his age, principal occupation and business experience, the period during which he has served as a director, and any family relationships with any other director or executive officer of the Company and the directorships currently held by him in corporations whose shares are publicly registered.

                                                                                Served as
Name                     Age              Position with Company               Director Since
----                     ---              ---------------------               --------------
Julian W. Boyden........  56 Chairman of the Board, President and Chief            1994
                             Executive Officer
Peter L. Acton..........  54 Director                                              1994
C. Cato Ealy............  43 Director                                              1999
L. Robert Pfund.........  63 Director                                              1995
James M. Reed...........  67 Vice Chairman of the Board                            1994
C. Wesley Smith.........  61 Director                                              1999
William H. Trice........  67 Director                                              1994

  PETER L. ACTON, 54, has been a Director of the Company since November 1994. Mr. Acton is General Manager--Commercial Business Operations of Arizona Chemical Company (a manufacturer of resins, polymer additives, coating chemicals, fatty acids and related products), a subsidiary of International Paper Company ("IP"). Before that he was Vice President and General Manager of the Chemical Products Division of Union Camp Corp (a manufacturer of paper, paperboard, packaging, and wood and chemical products) ("Union Camp") from December 1995 until April 30, 1999 and prior to that he was General Manager of the Chemical Products Division.

  JULIAN W. BOYDEN, 56, has been President, Chief Executive Officer and a Director of the Company since February 1994 and Chairman of the Board of the Company since January 1, 1997. Prior to February 1994, Mr. Boyden had been a Vice President of Union Camp since January 1991 and the General Manager of the Company since January 1989. Mr. Boyden has been associated with the Company since 1968.

  C. CATO EALY, 43, has been Vice President of Business Development and Planning for IP (a manufacturer of paper, paperboard, packaging, and wood and chemical products) since June 1996. Before that he was Director of Corporate Development from the time he joined IP in April 1993.

  L. ROBERT PFUND, 63, has been a Director of the Company since July 1995 and is a member of the Audit Committee and the Compensation Committee. Mr. Pfund retired in 1993 from the position of Corporate Group Vice President of Avon Products, Inc. (a manufacturer and marketer of fragrances and cosmetics), which position he held since 1990. Mr. Pfund is also a Director of Techart, Inc. and a Trustee on the Board of The Valley Hospital in Ridgewood, New Jersey.

  JAMES M. REED, 67, has been a Director and Vice Chairman of the Board of the Company since February 1994 and is Chairman of the Audit Committee and a member of the Compensation Committee. He was the Vice Chairman of the Board and the Chief Financial Officer of Union Camp from April 1993 until June 1997 and Vice Chairman and Chief Administrative Officer from June 1997 until his retirement from active employment with Union Camp in November 1997. Mr. Reed is also a Director of Martin Marietta Materials, Inc.

  C. WESLEY SMITH, 61, has been Executive Vice President of the Operating Group of International Paper since 1998. Prior thereto, he was Executive Vice President of Printing Papers from 1992 and President of International Paper Europe from 1989 to 1992. Mr. Smith is also a Director of IP.

  WILLIAM H. TRICE, 67, has been a Director of the Company since February 1994 and was Chairman of the Board from that time until December 31, 1996. He is Chairman of the Compensation Committee and a member of the Audit Committee. Mr. Trice was Executive Vice President of Union Camp from 1985 until his retirement from active employment on December 31, 1996.

                   OFFEROR DESIGNEE BIOGRAPHICAL INFORMATION

  Parent has informed the Company that it will choose the Parent designees from the individuals shown in the table below to serve on the Board. The information contained herein has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information. None of the Parent designees is a director of, or holds any position with the Company. To the best of Parent's knowledge, no Parent designee or any of its respective associates beneficially owns any equity securities or rights to acquire securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission. The name, age, present principal occupation and five-year employment history, except with respect to Offeror, of each of the following individuals are set forth below.

                            PROPOSED DIRECTOR LIST

Name                    Age  Present Occupation or Employment and Directorships
----                    ---  --------------------------------------------------
Richard A. Goldstein..   58 Chairman and Chief Executive Officer of Parent since
                            June 2000. Member, Board of Directors and President
                            of Offeror. Member, Board of Directors of Legacy
                            Hotels and Fiduciary Trust Company International.
                            President and Chief Executive Officer of Unilever
                            United States, Inc., and Business Group President of
                            Unilever North American Foods prior thereto.

Douglas J. Wetmore....   43 Member, Board of Directors since 1998 and Senior
                            Vice President and Chief Financial Officer of Parent
                            since September 2000. Vice President and Chief
                            Financial Officer of Parent from April 1998 to
                            September 2000. Member, Board of Directors and Vice
                            President of Offeror. Controller of Parent prior
                            thereto.

Carlos A. Lobbosco....   61 Member, Board of Directors since December 1999,
                            Executive Vice President since September 2000 and
                            President, Fragrance Division, of Parent since
                            February 1999. Vice President of Parent prior
                            thereto. Citizen of Argentina.

D. Wayne Howard.......   44 Executive Vice President of Parent since September
                            2000. Vice President, Supply Chain Strategy of
                            Nordstrom, Inc. from January 2000 to August 2000.
                            Vice President, Strategic Sourcing Foods North
                            America, of Unilever from March 1999 to January
                            2000. Vice President, Sourcing of Lipton from
                            February 1997 to March 1999. Vice President, Supply
                            Chain of Lipton Canada, a division of Unilever, from
                            June 1999 to January 1997. Vice President, Finance
                            and Operations of Lipton-Monarch, a division of
                            Unilever, prior thereto.

Stephen A. Block......   55 Senior Vice President, General Counsel and Secretary
                            of Parent since February 2000. Member, Board of
                            Directors, Vice President, Secretary and Treasurer
                            of Offeror. Senior Vice President, Law & Regulatory
                            Affairs and Secretary of Parent from May 1999 to
                            February 2000. Vice President, Law & Regulatory
                            Affairs and Secretary of Parent prior thereto.

Name                          Age  Present Occupation or Employment and Directorships
----                          ---  --------------------------------------------------
William S. Kane.............   41 Vice President of Parent since September 1999.
                                  Senior Vice President Human Resources of Channel One
                                  Network from 1997 to 1999. Director of Human
                                  Resources, Frigidaire Division of Electrolux, prior
                                  thereto.

Bruce S. Leskanic...........   41 Controller of Parent since June 1998. General
                                  Auditor of Ingersoll Rand Company prior thereto.

James P. Huether............   44 Treasurer of Parent since May 1996. Employed by
                                  Parent in other positions prior thereto.

               MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

  The business of the Company is managed under the direction of the Board. The Board meets on a regularly scheduled basis to review significant developments affecting the Company and to act on matters requiring approval by the Board. It also holds special meetings, including telephonic meetings, and acts by written consent when important matters require Board action between scheduled meetings. In 1999, the Board held four meetings. During such period, all current members of the Board participated in at least 75% of the aggregate of all meetings of the Board and any committees on which they serve.

  The Audit Committee held two meetings during 1999. Generally, the Audit Committee (i) recommends to the Board the independent auditors to be appointed for the Company, (ii) meets with the independent auditors, the chief internal auditor and corporate officers to review matters relating to corporate financial reporting and accounting procedures and policies, adequacy of financial, accounting and operating controls and the scope of the audit to be performed by the independent auditors, (iii) reviews and reports on the results of such audits to the Board and (iv) submits to the Board its recommendations relating to financial reporting and accounting practices and policies and financial accounting and operating controls.

  On December 15, 1999, the Commission approved a change in the rules of the New York Stock Exchange ("NYSE") relating to the operations of audit committees and outside auditors of public companies. One particular provision relates to the independence of directors named to an audit committee and requires, among other things, that audit committee members have not had an employment relationship with a former parent of the Company for three years. However, recognizing that it might be in a company's best interest to retain on its audit committee a director who does not meet this three year restriction, the rules permit one such director to remain on the audit committee if the company's board of directors determines that membership by that director on the audit committee is in the best interests of the company and its shareholders. On February 15, 2000, the Board made such a determination concerning James M. Reed, who was actively employed by Union Camp, a former parent of the Company, until November 1997, approximately eight months less than the three year period. Union Camp no longer exists as an independent operating entity, having been acquired by IP. The reason for the Board's decision is the exceptional character and financial experience of Mr. Reed, who, among other financial positions, has been the chief financial officer of a Fortune 250 company and has had extensive experience in dealing with internal and external auditors and with the banking community. Over the years, he has served on and chaired the audit committees of the board of directors of several public companies. Mr. Reed will be fully qualified under the new NYSE rules prior to the end of 2000.

  The Compensation Committee held three meetings during 1999. Generally, the Compensation Committee (i) reviews the compensation plans and establishes the compensation for executive officers of the Company, (ii) authorizes awards of incentive compensation and bonuses to executive officers of the Company and
(iii) administers the Company's stock option and stock award plan and authorizes awards of options, restricted stock, stock appreciation rights and bonuses payable in stock.

                           COMPENSATION OF DIRECTORS

  The directors who were not officers or employees of the Company or IP received as compensation for their services in 1999 an annual retainer of $15,000 and fees of $1,000 for each Board meeting and $750 for each Committee meeting attended. A $1,000 annual Committee Compensation retainer was also paid. A stock option grant valued at $10,000 was made to non-employee directors. Directors who are officers or employees of the Company or IP, do not receive any compensation (and are not eligible to receive options under the Directors' Stock Option Plan) by reason of their service as a director of the Company.

                                  MANAGEMENT

Executive Officers

  The following table sets forth, as of September 25, 2000, certain information regarding the Company's senior executive officers, each of whom is expected to serve in such capacity until consummation of the Merger. Officers are elected annually by the Board and serve at its discretion.

Name                     Age                  Position with the Company
----                     ---                  -------------------------
Julian W. Boyden........  56 Chairman of the Board, President and Chief Executive Officer
James H. Dunsdon........  53 Executive Vice President
Chia Siang Ee...........  52 Vice President, Asia Pacific
P.C. Mathew.............  50 Vice President, Aroma and Terpene Chemicals
Peter A. Thorburn.......  57 Vice President, Chemical Sales

Business Experience

  See "Board Biographical Information" above for biographical information regarding Mr. Julian W. Boyden.

  James H. Dunsdon has been Executive Vice President, Americas Region of the Company since May 1999. Prior to that he was Executive Vice President since August 1996 and before that was Vice President, Europe Region since July 1990. Mr. Dunsdon has been associated with the Company since 1969.

  Chia Siang Ee has been Vice President, Asia Pacific Region since May 1998. Prior to that he was a Senior Vice President of Albright & Wilson Asia Pacific Pte Ltd. with various sales and general management responsibilities since 1987. Mr. Chia was associated with Albright & Wilson from 1974 until 1998.

  P.C. Mathew has been Vice President, Aroma and Terpene Chemicals since January 1994. From April 1989 to January 1994 he was Vice President, Administration. Prior to that time he was Managing Director of BBA India. Mr. Mathew has been associated with the Company since 1984.

  Peter A. Thorburn has been Vice President, Global Chemical Sales and Marketing since January 1994. From January 1992 to December 1993 he was Vice President, International Region. Mr. Thorburn has been associated with the Company since 1981.

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

  The following table sets forth certain information with respect to the beneficial ownership of Common Stock of the Company for (i) each person who is known by the Company to beneficially own more than 5% of Common Stock; (ii) each named executive officer listed in the Summary Compensation Table below;
(iii) each director of the Company; and (iv) all directors and executive officers as a group.

  Certain Beneficial Owners. The following sets forth certain information as to beneficial ownership of each person known to the Company to own beneficially more than 5% of the Common Stock of the Company as of October 2, 2000.

   Name and Address of Beneficial Owner        Number of Shares Percent of Class
   ------------------------------------        ---------------- ----------------
   International Paper Company................    13,150,000           68
   Two Manhattanville Road
   Purchase, NY 10577

  Stock Ownership of Directors and Executive Officers. The following table sets forth certain information as to beneficial ownership of the outstanding Common Stock of the Company and of IP as of October 2, 2000, by each director and nominee of the Company, by each of the named executive officers listed in the Summary Compensation Table, and by all executive officers and directors of the Company as a group. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to such shares. No director, nominee or executive officer beneficially owns more than one percent of the total outstanding Common Stock of the Company or IP and all directors and executive officers as a group own 2.6% of the total outstanding Common Stock of the Company and less than one percent of the outstanding Common Stock of IP.

                                                         Number of Shares
                                                     -------------------------
                                                       Company         IP
   Name and Address of Beneficial Owner(1)           Common(2)(3) Common(4)(5)
   ---------------------------------------           ------------ ------------
   Peter L. Acton...................................     2,900       25,780
   Julian W. Boyden.................................   129,726            0
   Chia Siang Ee....................................     8,150            0
   James H. Dunsdon.................................    59,970            0
   C. Cato Ealy.....................................         0       39,087
   P.C. Mathew......................................    49,980            0
   L. Robert Pfund..................................     3,370            0
   James M. Reed....................................     7,880      173,931
   C. Wesley Smith..................................         0      326,686
   Peter A. Thorburn................................    45,520           74
   William H. Trice.................................     7,370       52,878
   Directors and Executive Officers as a Group (18
    Persons)........................................   508,825      622,290

--------
(1) Unless otherwise indicated, the address of each such person is c/o Bush Boake Allen Inc., 7 Mercedes Drive, Montvale, New Jersey 07645. "Beneficial owner" means generally any person who, directly or indirectly, has or shares voting power or investment power with respect to a security. All information with respect to the beneficial ownership of any shareholder has been furnished by such shareholder and the Company believes that all persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.
(2) Company Common Stock.
(3) The shares shown as beneficially owned include shares of Company Common Stock that such persons had the right to acquire on or within 60 days after December 25, 1999 pursuant to unexercised options under Company Option Plans as follows: 124,726 shares for Mr. Boyden, 8,150 shares for Mr. Chia, 59,970 shares for Mr. Dunsdon, 47,380 shares for Mr. Mathew, 1,370 shares for Mr. Pfund, 1,380 shares for Mr. Reed, 44,720 shares for Mr. Thorburn, 1,370 shares for Mr. Trice and 459,105 shares for all directors and executive officers as a group (18 persons).
(4) IP Common Stock.
(5) The shares shown as beneficially owned include shares of IP Common Stock that such persons had the right to acquire on or within 60 days after December 25, 1999 pursuant to unexercised options under IP stock option plans as follows: 20,734 shares for Mr. Acton, 26,400 shares for Mr. Ealy, 170,700 shares for Mr. Smith, 158,353 shares for Mr. Reed, 52,874 shares for Mr. Trice and 429,061 for all directors and executive officers as a group (18 persons).

                      COMPENSATION OF EXECUTIVE OFFICERS

  The following table sets forth information concerning the annual and long-term compensation for services in all capacities to the Company and its subsidiaries for each of the fiscal years ended December 25, 1999, 1998 and 1997 of those persons who were, at December 25, 1999, (i) the Chief Executive Officer and (ii) the other four most highly compensated executive officers of the Company for the fiscal year ended December 25, 1999 (the "named executive officers"):

                          Summary Compensation Table

                                                                Long-Term
                                                              Compensation
                                                              -------------
                                Annual Compensation              Awards
                         ------------------------------------ -------------
                                                 Other Annual                All Other
   Name and Principal            Salary   Bonus  Compensation    Options    Compensation
        Position         Year      ($)     ($)       ($)      (# of Shares)    ($)(2)
   ------------------    ----    ------- ------- ------------ ------------- ------------
Julian W. Boyden........ 1999    456,800       0       0         35,420        18,525
 Chairman, President and
  Chief                  1998    435,000 285,900       0         35,910        17,507
 Executive Officer       1997    410,000 255,400       0         25,740        21,897

James H. Dunsdon........ 1999    274,800  59,300       0         17,630         8,371
 Executive Vice
  President              1998    259,200 103,100       0         17,880         7,887
                         1997    240,000 120,800       0         12,090         3,600

Chia Siang Ee........... 1999(1) 200,482  60,900       0          8,040        12,407
 Vice President, Asia
  Pacific                1998(1) 131,783  46,453       0          8,150        13,632

P.C. Mathew............. 1999    247,400       0       0          9,930         8,994
 Vice President, Aroma
  and Terpene            1998    236,580  83,500       0         10,070         9,053
 Chemicals               1997    227,700  94,000       0          7,310        11,254

Peter A. Thorburn        1999    233,900       0       0          8,040         9,708
 Vice President,
  Chemical Sales         1998    224,900  78,100       0          8,150         9,198
                         1997    217,300  94,000       0          6,570        11,892

--------
(1) Compensation was converted into U.S. dollars from Singapore dollars at a rate of U.S. $0.60/Singapore $ for 1999 and U.S. $0.58/Singapore $ for 1998. Chia Siang Ee joined the Company on March 16, 1998.
(2) The compensation reported for Messrs. Boyden, Dunsdon, Mathew and Thorburn represents (i) Company contributions under the Union Camp Salaried Employees Savings and Investment Plan from December 25, 1996 through June 30, 1997 and, thereafter, under its replacement, the Bush Boake Allen Inc. Employees Savings and Investment Plan and (ii) amounts imputed or credited to the named executive officer for premiums paid for group life insurance. The compensation reported for Mr. Chia represents Company contributions to the Singapore Central Provident Fund, a Singapore government savings scheme applicable to all Singapore citizens and permanent residents. The Company contributions for 1999 pursuant to the Employee Savings and Investment Plan were as follows: $14,308 for Mr. Boyden, $8,371 for Mr. Dunsdon, $7,571 for Mr. Mathew, and $7,064 for Mr. Thorburn. The amounts imputed or credited for life insurance premiums for 1999 were as follows:
    $4,217 to Mr. Boyden, $1,423 to Mr. Mathew, and $2,644 to Mr. Thorburn. The Company contribution for Mr. Chia in 1999 to the Central Provident Fund was $12,407.

                       OPTION GRANTS IN LAST FISCAL YEAR

  Shown below is information with respect to the options to purchase Common Stock granted to the Chief Executive Officer and the executive officers named in the Summary Compensation Table above, during the fiscal year ended December 25, 1999:

                                      Individual Grants
                         --------------------------------------------
                         Number of  % of Total                         Potential Realizable
                         Securities  Options                             Value at Assumed
                         Underlying Granted to Exercise or             Annual Rates of Stock
                          Options   Employees  Base Price  Expiration Price Appreciation for
Name                     Granted(1)  in 1999    ($/SH)(2)     Date      Option Term ($)(3)
----                     ---------- ---------- ----------- ---------- -----------------------
                                                                        5%(4)       10%(5)
                                                                      ---------- ------------
Julian W. Boyden........   35,420      14.2      29.9375     5/4/09   $  667,047 $  1,689,977
James H. Dunsdon........   17,630       7.1      29.9375     5/4/09      332,017      841,171
Chia Siang Ee...........    8,040       3.2      29.9375     5/4/09      151,413      383,609
P.C. Mathew.............    9,930       4.0      29.9375     5/4/09      187,007      473,785
Peter A. Thorburn.......    8,040       3.2      29.9375     5/4/09      151,413      383,609

--------
(1) The options become exercisable three years from the date of grant, i.e., on May 4, 2002.
(2) The exercise price is the fair market value of the underlying stock on the date of option grant.
(3) The dollar amounts under these columns are the result of calculations at an annual rate of 5% and 10%, and are not intended to forecast possible future appreciation of Company Common Stock.
(4) Company Common Stock would be trading at $48.77 per share for the values shown to be realizable, an increase in stock price which would benefit all shareholders.
(5) Company Common Stock would be trading at $77.65 per share for the values shown to be realizable, an increase in stock price which would benefit all shareholders.

Option Exercises and Fiscal Year-End Values

  Shown below is information with respect to the exercise of options to purchase Common Stock by the Chief Executive Officer and the executive officers named in the Summary Compensation Table above and unexercised options to purchase shares of Common Stock granted to the Chief Executive Officer and such named executive officers.

                   Aggregated Option Exercises in Fiscal Year
           Ended December 25, 1999 and December 25, 1999 Option Value

                                                  Number of Securities         Value of Unexercised
                           Shares                Underlying Unexercised            In-The-Money
                          Acquired    Value            Options at               Options at Fiscal
                         on Exercise Realized     Fiscal Year-End (#)              Year-End ($)
Name                         (#)       ($)    Exercisable/Unexercisable(1) Exercisable/Unexercisable(2)
----                     ----------- -------- ---------------------------- ----------------------------
Julian W. Boyden........       0         0           124,726/35,420                 510,000/0
James H. Dunsdon........       0         0            59,970/17,630                 255,000/0
Chia Siang Ee...........       0         0              8,150/8,040                       0/0
P.C. Mathew.............       0         0             47,380/9,930                 255,000/0
Peter A. Thorburn.......       0         0             44,720/8,040                 255,000/0

--------
(1) On April 30, 1999, all then outstanding options become vested and exercisable due to the change in control occasioned by the merger of Union Camp with and into IP.
(2) Value is the difference between the market value of the Company's Common Stock on December 25, 1999, i.e., $24.50 per Share, and the exercise price.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Committee's Function

  The Compensation Committee (the "Committee") is composed entirely of independent, non-employee directors. The Committee reviews and approves each element of the Company's executive compensation program and assesses the effectiveness of the program as a whole. The Committee approves the salaries of the Company's Chief Executive Officer (the "CEO") and its other executive officers, makes awards to the CEO and other executive officers under the Bush Boake Allen Annual Executive Incentive Plan (the "Annual Incentive Plan") and grants stock options under the 1994 Stock Option and Stock Award Plan (the "Stock Option Plan").

Objectives of the Executive Compensation Program

  The executive compensation program is designed to: (a) attract, retain and motivate talented executives to work on behalf of shareholders, the Company's employees, customers and the communities within which the Company operates;
(b) provide compensation at levels that are competitive with those provided in the various markets where the Company competes for executive resources; (c) place a significant portion of executive pay at risk; and (d) recognize and reward exceptional individual accomplishments. The Company's CEO participates in the same programs and receives compensation based on the same factors as the other executive officers.

  Under Section 162(m) of the Internal Revenue Code, beginning in 1994 a publicly held corporation may not deduct compensation in excess of one million dollars per year paid to the CEO or to any of the other four most highly compensated executive officers except to the extent the compensation was paid under compensation programs meeting tax code requirements to be considered performance-based. The Committee believes that all of the compensation paid in 1999 to its CEO and other named executive officers was within the deduction limits of Section 162(m). In reviewing the design of and administering the executive compensation program, the Committee will attempt to preserve the Company's tax deductions for executive compensation under Section 162(m) unless this goal conflicts with the primary objectives of the Company's compensation program.

  The Committee also seeks an appropriate balance among program objectives. Particular attention is paid to the two key objectives discussed below.

 Providing Competitive Levels of Compensation

  The Committee intends to provide the Company's CEO and its executives with total compensation that, at targeted levels of performance, according to an independent compensation consultant retained by the Company, is competitive with the average total compensation earned by executives who hold comparable positions or have similar qualifications and responsibilities in the flavor and fragrance and the aroma chemical industry and within general industry for companies of comparable size. Those companies include some of the companies in the peer group in the Performance Graph below, but they also include companies in other businesses because competition for executives extends beyond such companies. To determine average competitive levels of base salary and target incentive compensation, the Committee regularly reviews information drawn from various sources, including public filings and industry surveys which are presented by an independent compensation consultant. The Committee then examines specific salary and target incentive recommendations for the CEO and other executive officers, considering each position's relative content, accountability, scope of responsibility as well as the individual's performance and experience. While the targeted value of an executive's total compensation is generally set at average competitive levels, a large portion of an executive's compensation is at risk and may exceed or fall below targeted levels depending on actual performance measured against predetermined objectives.

 Ensuring That Incentive Compensation Varies With Performance

  The Company's Annual Incentive Plan is designed to ensure that incentive compensation is predictable with the financial and strategic performance of the Company and/or its business units as measured against predetermined objectives which are approved annually by the Committee.

Overview of Executive Compensation and 1999 Actions

  The Company's executive compensation program for its CEO and its executive officers including the four most highly compensated executive officers shown in the Summary Compensation Table has three principle elements: base salary, the Annual Incentive Plan and the Stock Option Plan. Following is an overview of each program element and actions taken in 1999.

Base Salary

  Base salaries are intended to be externally competitive and internally equitable. They reflect an individual's performance, level of responsibilities and length of time in the position. Base salary levels are adjusted periodically based on an individual's performance and the external market for positions of similar scope and responsibility. Base salaries are annually targeted at average base salary levels for similar positions in the flavor and fragrance and aroma chemical industry and within general industry for companies of comparable size as generally determined in connection with an independent compensation consultant. Base salaries may be less than or exceed the targeted averages if warranted by sustained performance.

  1999 Action: The base salary for executive officers for 1999 was considered and established by the Committee at its November 18, 1998 meeting. Recommendations for the 1999 base salaries for the executive officers other than the CEO were made by the CEO to the Committee based on his evaluation of the 1998 performance of each such officer. The base salary for the CEO for 1999 was determined by the Committee based on its evaluation of his performance as chief executive officer in 1998. The recommended base salaries for both the CEO and the other executive officers were also based on the salaries paid to other chief executive officers and executive officers at other companies as described under this caption "Base Salary" as well as, where appropriate, differing pay scales in different areas of the world. This data was presented by and discussed with an independent compensation consultant at the November 18, 1998 Committee meeting.

Bush Boake Allen Annual Executive Incentive Plan

  The amount of the incentive targeted for the CEO and the Company's executive officers including the named executive officers under the Annual Incentive Plan was the average competitive annual incentive recommended by an independent compensation consultant based on the average annual incentive compensation paid to individuals in comparable positions by the comparable group referred to under the caption "Providing competitive levels of compensation". The targeted incentive compensation was based on (i) the Company and/or key business units achieving their annual financial plan and (ii) the CEO and the named executive officers achieving predetermined operating or strategic goals that are established as part of the Company's annual planning and budgetary process. At the beginning of each year the Committee reviews the operating and strategic goals established by the CEO and the named executive officers and the financial performance measures of the Company and its key business units.

  Executives' awards are tied to the financial performance measures most appropriate to their responsibilities. To reinforce the need for teamwork and focus attention on overall corporate objectives, all executives have a portion of their award tied to the financial performance measures for the Company as a whole. While the portion of the award based on financial performance measures for Mr. Boyden and other executive staff officers is determined solely by corporate earnings results, the other named executive officers have a portion of their awards based on financial performance measures linked to the performance of the key business units for which they are responsible.

  1999 Action: Incentive compensation for 1999 performance by the CEO and the Company's executive officers was awarded by the Committee in early 2000. The award process began in early 1999 when the Committee established financial performance measures for the CEO and the other executive officers. Since the Company as a whole did not achieve the minimal level (75%) of its financial performance measure, the CEO and executive officers whose award was based solely on Company earnings results received no award for 1999 performance under the Annual Executive Incentive Plan, and the portion of the targeted incentive based on Company financial performance measure for all other executive officers decreased. The earnings results of the key business units varied and executive officers responsible for these key business units had their targeted incentives adjusted accordingly.

  In addition, at the beginning of 1999, a number of specific operational and strategic goals were established and approved by the Committee. These goals were weighted and the CEO and the executive officers had to accomplish these goals in order to receive the targeted awards after those targeted awards were adjusted for achievement of the financial performance measure. The Committee regards the specific operational and strategic goals as competitively sensitive information. Since those executive officers who had achieved their minimal financial performance measure met some but not all of these goals, the Committee approved further adjustments of their incentives in accordance with each's performance.

1994 Stock Option and Stock Award Plan

  Stock options are the final element of the Company's compensation for its CEO and executive officers. The primary objective of issuing stock options is to encourage the CEO and the officers of the Company to maintain an equity interest in the Company and provide financial incentives linked to the future performance of the Company's Common Stock.

  1999 Action: Stock option award levels are based on a present value represented by a percentage of the midpoint of the pay grade of recipients, including the CEO and the executive officers. Present value is then converted to stock options by a calculation using a version of the Black-Scholes formula. The present value amount is intended to (1) yield a competitive total compensation package, when combined with base salary and incentive targets, for comparable positions as recommended by the independent consultant, and (2) place at risk an appropriate portion of the CEO's and executive officer's total compensation by linking its eventual value to the future performance of the Company's Common Stock. The Committee approved stock option grants in May 1999 based on this methodology and the recommendation of the independent consultant. The Committee reviews this methodology each year it grants options and does not consider the amount of stock options previously awarded in determining the size of a grant of stock options under the Stock Option Plan. The stock options granted to the CEO and the named executive officers in 1999 are shown in the Option Grants in Last Fiscal Year table.

Conclusion

  The Committee believes that the Company's emphasis on variable pay and the compensation programs' direct link to both short and long-term financial performance, as well as stock performance, tie executive pay to critical measures of corporate performance.

Compensation Committee:
William H. Trice
L. Robert Pfund
James M. Reed

                                RETIREMENT PLANS

  Mr. Boyden and the other named executives, except Mr. Chia, participate in the BBA Pension Scheme and the BBA Executive Pension Scheme as deferred members. As of February 1997, the BBA Executive Pension Scheme was merged with the larger BBA Pension Scheme (collectively the "BBA Pension Scheme"). The years of pensionable service credited under the BBA Pension Scheme are 31 for Mr. Boyden, 29 for Mr. Dunsdon, 18 for Mr. Thorburn and 14 for Mr. Mathew.

  The BBA Pension Scheme is a defined benefit arrangement, funded solely by company contributions, and is exempt approved under the United Kingdom Income & Corporation Taxes Act 1988. An enhanced level of benefit is granted, at the discretion of the company, to a limited number of executives who have attained a predetermined employment grade based primarily on the level of job responsibility. The participants who have been granted enhanced benefits are Mr. Boyden and the other named executives, except Mr. Chia, and three other executives based in the United Kingdom.

  The calculation of benefits under the BBA Pension Scheme is directly linked to pensionable service and final average compensation, which includes base salary and bonuses (see "Summary Compensation Table" above), as well as certain ancillary benefits in kind, received by the member during the 36 consecutive most highly compensated months of the 120 months preceding retirement ("Final Pensionable Salary").

  The amount of benefit provided for participating members is 1.6667% of Final Pensionable Salary for each year, and completed months of pensionable service, subject to the benefits payable not exceeding limits imposed by the UK Inland Revenue regulations, which are reflected in the table shown below.

  The table shows the approximate pension payable under the BBA Pension Scheme and assumes retirement at age 65 and Final Pensionable Salary and years of pensionable service in the classification indicated. Such benefits are not subject to deduction for social security benefits or other offset amounts.

                             Company Pension Scheme
                      Approximate Annual Pension at Age 65

                                            Years of Service
                          -----------------------------------------------------
Final Pensionable Salary     15       20       25       30       35       40
------------------------  -------- -------- -------- -------- -------- --------
$100,000................. $ 25,000 $ 33,300 $ 41,700 $ 50,000 $ 58,300 $ 66,700
 200,000.................   50,000   66,700   83,300  100,000  116,700  133,300
 300,000.................   75,000  100,000  125,000  150,000  175,000  200,000
 400,000.................  100,000  133,300  166,700  200,000  233,300  266,700
 500,000.................  125,000  166,700  208,300  250,000  291,700  333,300
 600,000.................  150,000  200,000  250,000  300,000  350,000  400,000
 700,000.................  175,000  233,300  291,700  350,000  408,300  466,700
 800,000.................  200,000  266,700  333,300  400,000  466,700  533,300
 900,000.................  225,000  300,000  375,000  450,000  525,000  600,000

  The calculation of the amounts shown above assumes that employees remain in the service of the company until age 65 and that the BBA Pension Scheme continues in its present form. The employee receives the benefit shown for life and a surviving spouse receives a benefit of fifty percent of such amount for life following the employee's death after retirement.

  The Pension Plan for Eligible Employees of BBA in the United States (the "Retirement Plan") in which Messrs. Boyden, Dunsdon, Mathew and Thorburn participate is a defined benefit plan and is funded solely by Company contributions. The calculation of benefits under the Retirement Plan is based upon final average earnings. Final average earnings are determined by dividing by five the sum of all compensation, including base salary and bonuses (see "Summary Compensation Table" above), as well as any ancillary benefits in kind and certain vacation payments, received by the member during the 60 consecutive most highly compensated months of the 120 months preceding retirement (the "Final Average Earnings"). The amount of the retirement benefit provided to a participating employee under the Retirement Plan equals the product of the sum of 1.05% of the participating employee's Final Average Earnings plus .45% of those Final Average Earnings in excess of the average applicable Social Security wage base at the date of retirement, multiplied by the number of years of credited service of the employee with the Company. Benefits under the Retirement Plan are not subject to any deduction for Social Security benefits or other offset amounts. To the extent that retirement benefits payable exceed limitations imposed by the Internal Revenue Code of 1986, as amended (the "Code"), with respect to payments from tax qualified trusts, such excess amounts will not be paid from a qualified trust fund, but will be paid by the Company under its supplemental retirement plan on an unfunded basis out of its general assets.

  The following table shows the approximate annual pension payable under the Retirement Plan to Messrs. Boyden, Dunsdon, Mathew and Thorburn assuming retirement at age 65 and Final Average Earnings and years of service in the classifications indicated.

                            Company Retirement Plan
                     Approximate Annual Pension at Age 65

                                            Years of Service
                         -------------------------------------------------------
Final Average Earnings     10      15      20      25      30      35      40
----------------------   ------- ------- ------- ------- ------- ------- -------
$100,000................  13,400  20,100  26,800  33,600  40,300  47,000  53,700
 200,000................  28,400  42,600  56,800  71,100  85,300  99,500 113,700
 300,000................  43,400  65,100  86,800 108,600 130,300 152,000 173,700
 400,000................  58,400  87,600 116,800 146,100 175,300 204,500 233,700
 500,000................  73,400 110,100 146,800 183,600 220,300 257,000 293,700
 600,000................  88,400 132,600 176,800 221,100 265,300 309,500 353,700
 700,000................ 103,400 155,100 206,800 258,600 310,300 362,000 413,700
 800,000................ 118,400 177,600 236,800 296,100 355,300 414,500 473,700
 900,000................ 133,400 200,100 266,800 333,600 400,300 467,000 533,700

  The calculation of the amounts shown above assumes that these executives remain in the service of the Company until age 65, that the retirement programs are continued in their present form and that each of them receives the benefits in the form of a single life annuity. As of December 25, 1999, Messrs. Boyden and Thorburn were each credited with 5 years, Mr. Mathew credited with 4 years, and Mr. Dunsdon credited with 3 years, of vested service under the Retirement Plan.

Relocation Retirement Plan

  The Bush Boake Allen Inc. Relocation Retirement Income Plan for Executives (the "Relocation Plan"), in which Messrs. Boyden, Dunsdon, Mathew and Thorburn participate, is a non-qualified defined benefit plan funded solely by Company contributions. The Relocation Plan is designed, in part, to provide participants who have worked for the Company outside the United States, and who then transferred to the Company in the United States, with pension benefits calculated as if they worked for their entire careers in the United States.

  Benefits under the Relocation Plan equal (1) the amount that a covered participant would have received under the Retirement Plan (without regard to limitations imposed by the Code) had the participant served all years of employment with the Company in the United States, minus (2) the participant's actual benefits payable at retirement under the Retirement Plan (without regard to limitations imposed by the Code) and the BBA Pension Scheme. Benefits payable under the Relocation Plan will be paid by the Company on an unfunded basis out of its general assets, and will be paid at the same time and in the same form as the participant is paid under the Retirement Plan.

  Messrs. Boyden, Dunsdon, Mathew and Thorburn were granted, respectively, 26.5, 27.4, 11.2 and 13.5 years of foreign service for purposes of the Relocation Plan.

  The estimated annual benefits payable under the Relocation Plan upon retirement at age 65 to Messrs. Boyden and Dunsdon are, respectively, $144,272 and $48,968. Estimated payouts to Messrs. Mathew and Thorburn are zero. This calculation assumes that the participants remain in service with the Company until age 65 at their present compensation and that the Relocation Plan, Retirement Plan and BBA Pension Scheme all continue in their present forms.

Severance Arrangements

  The individuals named in the Summary Compensation Table and five other executive officers have agreements with the Company which provide that if, following a "change in control" of the Company or Union Camp, the Company terminates the executive's employment without "cause" (other than for disability) or the executive terminates his employment for "good reason" (as such terms are defined in the severance agreements), the executive will receive from the Company as a severance benefit a lump sum payment equal to two and one-half times the sum of such executive's annual salary and two and one-half times the amount of his normal bonus opportunity (as such term is defined in the severance agreements). A "change in control" is defined generally to include significant changes in the stock ownership or board of directors of the Company or Union Camp, or either's dissolution (and has occurred as to Union Camp upon its merger with and into IP on April 30, 1999). "Good reason" is defined generally to include certain reductions in duties or reporting responsibilities, certain unapproved relocations, certain reductions in compensation or benefits and material breaches of the agreement by the Company. "Cause" is defined generally to cover certain failures to perform duties to the Company or willfully engaging in conduct injurious to the Company. An executive officer would also be entitled to continue to receive certain benefits for thirty months. The Company will also make an additional payment to the executive to ensure that the components of its severance benefit described above that are multiples of salary and bonus will not be subject to net reduction due to the imposition of excise taxes under section 4999 of the Code. The individual severance agreements provide for the distribution to the executives of their benefits under the Company's supplemental retirement plan promptly following both a change in control of the Company or Union Camp and termination, as noted above.

             CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

  The discussion set forth below includes summaries of significant terms of various agreements between the Company and IP.

Transactions with Principal Shareholder

  The Company and Union Camp entered into various agreements in 1994 which initially provided for the transition of the Company from a wholly-owned subsidiary of Union Camp to a public company and which governed certain ongoing relationships between the Company and Union Camp. These agreements, to the extent then outstanding, were assumed by IP upon Union Camp's merger with and into IP on April 30, 1999.

  Services Agreement. Prior to the 1994 initial public offering of the Company's Common Stock, Union Camp provided to the Company certain administrative services, including treasury activities, employee benefit administration, human resource administration, environmental, tax, risk management, legal, accounting, safety and health administration, transportation logistics, corporate communication and research and development activities. The Company entered into a Services Agreement with Union Camp under which Union Camp agreed to continue to make these services available to the Company. Any or all of the services covered by the Services Agreement may be terminated by either party upon ninety days prior written notice. The obligations of Union Camp, and now IP, under the Services Agreement are subject to the reasonable demands and requirements of its ongoing operations. The rates charged to the Company under the agreements approximate the fair market value of the services to be provided by the Company. None of these services agreements other than that involving research and development have been terminated through the end of 1999.

  Technology Agreement. Union Camp and the Company each granted (or caused one or more of their subsidiaries to grant) to each other an irrevocable, non-exclusive, royalty-free license to use their respective patents, patent applications, know-how and trademarks that are used or useful in their respective businesses.

  Supply Agreement. The Company and Union Camp entered into a Supply Agreement relating to the terms and conditions pursuant to which the Company will purchase turpentine from Union Camp as well as the procurement of turpentine by Union Camp from other sources for sale to the Company, in each case at approximately fair market value. This agreement has now been superseded by a turpentine sales contract, dated August 3, 2000, among IP, the Company and Arizona Chemical Company.

  Tax Allocation Agreement. The Company entered into a tax allocation agreement with Union Camp in 1994. Under terms of this agreement Union Camp and the Company agreed to mutually indemnify each other against potential claims, assessments or adjustments made by any taxing authority with respect to any tax position taken by the Company or Union Camp for periods prior to the 1994 initial public offering of the Company's common stock.

  Cross-Indemnification Agreement. The Company and Union Camp entered into an agreement whereby each party is required to indemnify the other party against liabilities relating to the business of the indemnifying party as it has been conducted prior to the 1994 initial public offering of the Company's Common Stock, including Union Camp's agreement to indemnify the Company against all liabilities relating to the operations and business of the Company's Jacksonville facility at any time up to and including December 31, 1986, after which date the Jacksonville facility was operated as part of the Company.

  Registration Rights Agreement. The Company and Union Camp entered into a Registration Rights Agreement pursuant to which the Company has granted certain registration rights to Union Camp and certain of its affiliates with respect to the shares of Common Stock of the Company owned by Union Camp or acquired by any such affiliate from Union Camp following the Company's initial public offering. In the event that the Company proposes to register any of its shares of Common Stock for sale under the Securities Act of 1933, as amended (the "Securities Act"), Union Camp is entitled to require the Company to include all or a portion of the shares of Common Stock of the Company held by Union Camp or its affiliates, subject to the restrictions set forth in the Registration Rights Agreement. Union Camp also received the right to require that the Company register all or a portion of the Common Stock of the Company held by Union Camp or its affiliates for sale under the Securities Act three times, subject to the terms of the Registration Rights Agreement. The Company's obligations are subject to limitations relating to a minimum number of shares of Common Stock of the Company required for any such registration, the timing of registration and other similar matters. The Company is obligated to pay all expenses incidental to any such registration, excluding underwriters' discounts and certain legal fees and expenses. The Company agreed to indemnify Union Camp for certain liabilities, including liabilities under the Securities Act, in connection with any such registration. Under the Registration Rights Agreement, Union Camp and certain of its affiliates have the right to transfer their respective rights to a transferee other than pursuant to a public offering, and such rights were transferred by Union Camp to IP.

Company Performance

  The graph below compares the cumulative total shareholder return of Company Common Stock, the S&P 500 Composite--500 Stock Index, and an index of a peer group, for the period of five years beginning December 25, 1994 and ending on December 25, 1999 assuming that the value of the investment in Company Common Stock and each index was $100 on December 25, 1994 and that all dividends were reinvested. The peer group index is comprised of the following companies:
Alberto-Culver Company, Avon Products, Inc., Block Drug Company, Inc., Church & Dwight Inc., Crompton & Knowles Corp., Ecolab Inc., Ethyl Corporation, Helene Curtis Industries, Inc. (from December 25, 1994--December 25, 1995, when it ceased to trade publicly), Hershey Foods Corp., International Flavors & Fragrances Inc., McCormick & Company, Inc., Morton International, Inc., NCH Corporation, Nalco Chemical Company, The Quaker Oats Company, Ralston Purina Company, Tambrands Inc. (from December 25, 1994--December 25, 1996, the last full year it traded publicly), Wm. Wrigley Jr. Company and W. R. Grace & Company. The performance of the peer group is weighted based on market capitalization.

                    Total Cumulative Shareholder Return for
                        Period Ending December 25, 1999

December 25                             1994   1995   1996   1997   1998   1999
-----------                            ------ ------ ------ ------ ------ ------
Bush Boake Allen Inc.................. 100.00 108.37 103.94 104.19 133.99  96.55
S&P 500............................... 100.00 136.56 171.37 216.70 289.28 348.44
Peer Group............................ 100.00 124.85 150.11 188.48 205.15 181.48

Policy of the Board of Directors

  All ongoing and any future transactions with affiliates of the Company, if any, will be on terms believed by the Company to be no less favorable than are available from unaffiliated third parties and will be approved by a majority of disinterested directors.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. Based solely on a review of the copies of reports furnished to the Company and written representations from the Company's executive officers, directors and persons who beneficially own more than 10% of the Company's equity securities, the Company believes that, during fiscal year 1999, all filing requirements applicable to its officers, directors and ten percent beneficial owners were met.